Exhibit 16.2

April 17, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 17, 2025, of Belpointe PREP, LLC and are in agreement with the statements contained in paragraphs 5 and 6 therein about our Firm. We have no basis to agree or disagree with the statements in paragraphs 1, 2, 3, and 4 therein about predecessor auditor Citrin Cooperman & Company, LLP.

In addition, we have no basis to agree or disagree with other statements of Belpointe PREP, LLC in paragraphs 1, 2, 3, and 4 about predecessor auditor Citrin Cooperman & Company, LLP in the above referenced filing.

Very truly yours,

/s/ CohnReznick LLP

New York, New York